Exhibit 21.1

Subsidiaries of Manitex International, Inc.

1.	Quantum Value Management LLC—a Michigan limited liability company

2.	Manitex, LLC—a Delaware limited liability company

3.	Manitex, Inc.—a Texas corporation

4.	Liftking, Inc.—a Michigan corporation

5.	Manitex Liftking, ULC—an Alberta unlimited liability company

6.	Badger Equipment Company—a Minnesota corporation

7.	CVS Ferrari srl—an Italian corporation

8.	Manitex Sabre, Inc.—a Michigan corporation

9.	A.S.V., LLC – Minnesota limited liability company

10.	PM Group S.p.A. – an Italian corporation